UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2026

Commission File Number: 001-43444

SunScout Holding Limited

112 Kaimanawa Street, Kelvin Grove

Palmerston North 4414, New Zealand

+64 27 230 0946

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒     Form 40-F ☐

Waiver of Lock-Up Restrictions

On October 23, 2026, SunScout Holding Limited (the “Company”) issued a press release announcing the waiver of certain lock-up restrictions applicable to 920,000 Class A ordinary shares of the Company held by JKM Equity Limited, an entity wholly owned by an officer of the Company. The waiver became effective on October 27, 2026.

A copy of the press release is furnished as Exhibit 99.1 to this Report on Form 6-K.

This report does not constitute an offer to sell, or the solicitation of an offer to buy, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such state or jurisdiction.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 28, 2026

SunScout Holding Limited

By:	/s/ Edwin Cywinski
Name:	Edwin Cywinski
Title:	Chief Executive Officer, Chairman of the Board and Executive Director (Principal Executive Officer)

EXHIBIT INDEX

Exhibit No.	Description
99.1	Press Release dated October 23, 2026, titled “SunScout Holding Limited Announces Waiver of Lock-Up Restriction”

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